June 16, 2016

H. Roger Schwall

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (File No. 333-211072) of Eco-Stim Energy Solutions, Inc.

Ladies and Gentlemen:

On behalf of Eco-Stim Energy Solutions, Inc. (the “Registrant”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-3 (the “Registration Statement”) be accelerated so that the Registration Statement will become effective on June 20, 2016 at 4:00 p.m., Washington, D.C. time, or as soon as thereafter practicable.

The Registrant hereby acknowledges that:

●	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call to Brett Riesenfeld of Vinson & Elkins L.L.P. at 713.758.3285 with any questions regarding this matter.

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Securities and Exchange Commission

June 16, 2016

Very truly yours,

ECO-STIM ENERGY SOLUTIONS, INC.

By:	/s/ Jon Christopher Boswell
Name:	Jon Christopher Boswell
Title:	Chief Executive Officer